
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

MAIL STOP 3561

August 16, 2007

Mr. Mark Nordlicht
Chief Executive Officer
Platinum Energy Resources, Inc.
25 Phillips Parkway
Montvale, NJ 07645

RE: Platinum Energy Resources, Inc.
Preliminary Proxy Statement on Schedule 14A
Amendment 7 Filed July 20, 2007
File No. 0-51553

Dear Mr. Nordlicht:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General – 80% Test

1.   We note your response to our prior comments one and eight, including the reasons why you believe the potential liabilities do not have a significant impact on the current value of the TEC assets as compared to June 8, 2005, but we do not understand your calculation of the potential amount of shares outstanding as disclosed on page 28. If there are no corporate records with respect to the ownership or capitalization of the shell prior to

June 8, 2005, how may you quantify the amount now? If the amount of outstanding shares of the shell and Tandem cannot be determined with certainty, the disclosure should fully discuss this uncertainty and the potential impact on Platinum and the proposed acquisition. For example, it would appear appropriate to disclose the potential range of outstanding shares of the shell and Tandem, disclose the nature and amount of any potential material liabilities, and disclose whether the June 2005 transaction or Platinum's acquisition of Tandem's assets could be unwound.

2.   Please clarify your disclosure to reflect how you may state that the potential liabilities to Tandem do not have a significant impact on its valuation when you can not quantify Tandem's capitalization.

Summary, page 8

3.   We note your response to our prior comment three and the revised disclosure throughout your proxy relating to the $62/78.2 million dollar valuation. As you have noted repeatedly in your response letters, the increased valuation from $62 to 78.2 million was due to accounting issues and the preparation of the proxy statement. At the time the Tandem transaction was negotiated, such accounting issues had not been raised by the staff. Accordingly, statements throughout your proxy that Tandem valued itself at $78.2 million at such time do not appear to be correct. Please revise both with respect to the initial value placed on the Tandem assets ($62 million) and the premium over such amount that the $102 million transaction price, ($105 million including finders fee), represents (63% and 69%, respectively).

4.   Additionally, it would still appear appropriate to discuss the reasons why the Platinum board determined in January 2006 that Platinum should pay a 69% premium over the amount that the Tandem insiders themselves placed on the assets in June 2005. Please revise your disclosure on page 48 to address this aspect of the transaction, including, but not limited to, the conflicts of interest presented by the negotiation and structuring of the June 2005 transaction, including the manner of valuation, the nature of the consideration paid, and the liabilities connected with the unknown and disputed capitalization and corporate actions of Tandem.

5.   We note your response to our prior comment seven and the disclosure added to your proxy that Mr. Nordlicht has advised that he will resign if the transaction with Tandem is consummated. Please disclose the reasons provided by Mr. Nordlicht for his resignation, if known to the company.

6.   We note the added disclosure on page 41 that Mr. Kostiner intends to purchase Platinum common stock, including through private purchases during a period when he is not aware of any material non-public information. Please revise to clarify how such purchases would be impacted by any direct or indirect knowledge of any individual shareholder's intention to vote against the transaction.

7.   Please fill in the ownership information contained on page 12 in your next amendment.

Risk Factors, page 27

8.   We have reviewed your response to prior comment nine of our letter of June 28, 2007 and the disclosure added to page 30 of your preliminary proxy.   The risk factor you have included states the risk of not being able to obtain capital which is a different risk than we cited. And it would appear that the risk you cite is not a risk the industry currently faces in general today given the high prices for oil and gas and therefore should be removed. The risk we cited is the fact that 65% of your total reserves are undeveloped. Please include a new risk factor that cites the 65% undeveloped reserves in the title of the risk factor and then an explanation of the risks this entails.

9.   We have reviewed your response to prior comment 10 of our letter of June 28, 2007 and the disclosure added on page 31 of your preliminary proxy. The risk factor that you have added appears to be a generic risk factor that could apply to all companies at all times. Given that risk factors are intended to be specific to you and to address actual conditions you face we do not think you have adequately addressed the specific problem that currently exists today regarding recent increases in oilfield drilling and services costs.

Tandem's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 122

Business, page 125

10.   We have reviewed your response to prior comment 17 of our letter of June 28, 2007 and the disclosure added on page 126 of your preliminary proxy. Although you have disclosed how increasing costs may impact your business model in the future you have provided no discussion on the impacts of lower oil and gas prices on your business model. We re-issue prior comment 17.

11.   We have reviewed your response to prior comment 18 of our letter of June 28, 2007. You have provided only the total revision of your reserves in 2006 which we already were aware of. Presumably, a material increase in costs would increase the economic limit, as you describe on page 133, resulting in less economic volumes of oil and gas (reserves) being recovered. Please provide us the amount of reserves, if any, you revised in 2006 due to changes in each of the following categories:

   - oil and gas prices;
   - performance and timing;
   - lease operating and capital costs.

Notes to Consolidated Financial Statements, page F1-7

Oil and Gas Reserve Information, page F1-23

12.   We have reviewed your response to prior comment 23 of our letter of June 28, 2007. We believe that most of the items cited in your response are not necessarily non-recurring expenses. Replacement of pumps, tubulars, rods, workovers, testing, and maintenance are all re-occurring activities in a typical oil or gas field. Please provide to us the change in reserves, if any, when the $1,200,000 of added expenses is included in your operating expenses. The additional costs should be distributed in the same proportion as the existing costs in the report are distributed with the higher cost leases receiving a proportional larger amount of the $1,200,000 in additional expenses.

13.   We have reviewed your response to prior comment 25 of our letter of June 28, 2007. Given your response and your additional disclosure on page 132 of your preliminary proxy concerning the deferment of 2007 capital funding levels, it appears to be appropriate to add additional disclosure in the filing concerning total reserves to be deferred and the impact this will have on the 2006 end of year standardized measure and your operating results for years 2007 and 2008. Please revise your document as necessary.

14.   We have reviewed your response to prior comment 26 of our letter of June 28, 2007. Please provide documentation of why you believe it is correct to assume wells drilled in 2007 will not cost substantially more compared to 2006 costs, given the large increase in drilling, service and equipment costs in recent years. Owning your own drilling rigs may, in fact, result in higher costs because you are obligated to pay for maintenance, transportation, insurance and fuel for these rigs that a contract drilling company would normally pay for. Also, even though you own the rig you still have to pay the existing rate for labor, drill pipe, drill collars, tubing, casing, drill bits, drilling mud, cementing, logging, perforating, stimulating, rod pumps, rods and pumping units and other required equipment and services which have all increased dramatically in price in recent years. Alternatively, please revise your reserve report to reflect more realistic drilling and services costs.

Other Regulatory

15.   Please note the updating requirements for the financial statements as set forth in Rule 3-12 of Regulation S-X.

Closing Comments

        As appropriate, please amend your Proxy Statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or John Reynolds, who supervised the review of your filing, at (202) 551-3795.

Sincerely,

John Reynolds
Assistant Director

cc: Eli Helfgott (by facsimile)
        973-643-6500